Exhibit 99.2

Bragg Gaming Group Inc.

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE- MONTH PERIOD

ENDED MARCH 31, 2022

Table of contents

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE- MONTH PERIOD
ENDED MARCH 31, 2022
1.	MANAGEMENT DISCUSSION & ANALYSIS	2
2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS	3
3.	LIMITATIONS OF KEY METRICS AND OTHER DATA	4
4.	OVERVIEW OF Q1 2022	6
5.	FINANCIAL RESULTS	15
5.1	Basis of financial discussion	15
5.2	Selected interim information	16
5.3	Other financial information	17
5.4	Selected financial information	18
5.5	Summary of quarterly results	20
5.6	Liquidity and capital resources	20
5.7	Cash flow summary	22
6	TRANSACTIONS BETWEEN RELATED PARTIES	24
7	DISCLOSURE OF OUTSTANDING SHARE DATA	26
8	SIGNIFICANT ACCOUNTING ESTIMATES	27
9	CHANGES IN ACCOUNTING POLICY	30
10	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING	30
11	RISK FACTORS AND UNCERTAINTIES	30
12	ADDITIONAL INFORMATION	33

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2022
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1.	MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Bragg Gaming Group Inc on a consolidated basis, for the three months (“Q1 2022”) ended March 31, 2022. References to “Bragg” or the “Corporation” in this MD&A refer to Bragg Gaming Group Inc and its subsidiaries, unless the context requires otherwise. This document should be read in conjunction with the interim unaudited condensed consolidated financial statements for the three months ended March 31, 2022 (the “Interims”).

For reporting purposes, the Corporation prepared the Interims in European Euros (“EUR”) and, unless otherwise indicated, in conformity with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the Interims. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Interims.

This MD&A references non-IFRS financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below. The Corporation believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Corporation, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures.

For purposes of this MD&A, the term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the Corporation to lawfully conduct (or be associated with) gaming in a particular jurisdiction.

Unless otherwise stated, in preparing this MD&A the Corporation has considered information available to it up to May 11, 2022, the date the Corporation’s board of directors (the “Board”) approved this MD&A.

On April 30, 2021, the Corporation announced a one-for-ten share consolidation. At the annual and special meeting of the Corporation’s shareholders held on April 28, 2021, the Corporation’s shareholders granted the Board discretionary authority to implement a consolidation of the issued and outstanding common shares of the Corporation (“Common Shares”) on the basis of a consolidation ratio of up to fifteen (15) pre-consolidation Common Shares for one (1) post-consolidation Common Share. The Board selected a share consolidation ratio of ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share. The Common Shares began trading on the Toronto Stock Exchange (“TSX”) on a post-consolidation basis under the Corporation’s existing trade symbol "BRAG" on May 5, 2021. In accordance with IFRS accounting principles, the change has been applied retrospectively and all balances of Common Shares, warrants and equity-based compensation such as share options, deferred share units and restricted share units have been restated after applying the consolidation ratio.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2022
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2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Canadian securities legislation and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its subsidiaries and their respective customers and industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are appropriate and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Corporation’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Corporation’s markets and the markets in which it expects to compete, risks associated with its strategic alliances and the impact of entering new markets on the Corporation’s operations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. See the section, “Risk Factors and Uncertainties”, below noting that these factors are not intended to represent a complete list of the factors that could affect the Corporation.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe the Corporation’s expectations as of May 11, 2022, and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

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3.	LIMITATIONS OF KEY METRICS AND OTHER DATA

The Corporation’s key metrics are calculated using internal Corporation data. While these numbers are based on what the Corporation believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Corporation’s key metrics and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Corporation’s non-IFRS measures, see the information presented in “Key metrics” and “Selected financial information” below. The Corporation continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Corporation’s methodology.

Bragg Gaming: Overview and Strategy

Bragg is a growing global gaming content and technology group and owner of well-known business-to-business ("B2B") gaming companies. Its suite of iGaming content and technology, commercial relationships and operational licences allows it to offer a full turnkey gaming solution in regulated online gaming markets globally. Its premium content catalogue currently includes over 5,000 unique casino game titles, including proprietary games developed by its studios, third-party games developed on its remote games server ("RGS") for exclusive distribution, and aggregated, licensed games from top studios around the world.

The Corporation’s wholly owned suite of products includes a state-of-the-art player account management ("PAM") platform, which provides the tools required to operate an online gaming business, including player engagement and data analysis software. The Corporation's technology was developed on a greenfield basis and is not dependent on legacy code. The Corporation’s suite of products and services offers a one-stop solution to its customers that is adaptable to various gaming markets and legislative jurisdictions, including the UK and the emerging United States and Canadian online gaming markets.

The Corporation was incorporated by Articles of Incorporation pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004, and on December 20, 2018, the Corporation completed a business combination transaction to acquire Oryx Gaming International LLC (“Oryx”). The Corporation is dual-listed on the Nasdaq Global Select Market and the Toronto Stock Exchange, both under the symbol BRAG. Oryx has been in operation for over nine years as a full turnkey iGaming solutions provider to the online gaming industry, with an established customer base in Europe and Latin America.

In May 2021, the Corporation entered into a definitive agreement to acquire Spin Games LLC (“Spin”), a Reno, Nevada-based iGaming technology supplier and content provider licensed and active in key regulated North American jurisdictions. The acquisition of Spin is subject to customary closing conditions, including required regulatory approvals. In June 2021, the Corporation acquired Wild Streak LLC, doing business as Wild Streak Games (“Wild Streak”), a leading iGaming content studio based in Las Vegas, Nevada with a portfolio of proprietary titles distributed globally, including in regulated markets in the United States and Europe.

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The Corporation continues to invest in building a strong, experienced management team to drive its strategic initiatives. During 2021, the Corporation bolstered its management team by the appointment in May of Chris Looney, formerly Commercial Director of online casino games developer Red Tiger Gaming, as Chief Commercial Officer, and in June with the appointment of Doug Fallon, founder of Wild Streak, as Managing Director of Group Content. In January 2022, Lara Falzon, former Chief Financial Officer of online casino games developer Red Tiger Gaming, former Operational Group Chief Financial Officer of NetEnt and existing Bragg board member, was appointed as President and Chief Operating Officer.

With its experienced management team, differentiated content portfolio, software-as-a-service ("SaaS") technology and managed services, the Corporation aims to become a leading vertically integrated gaming content and technology provider in the iGaming industry.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2022
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4.	OVERVIEW OF Q1 2022

4.1	Executive summary

Financial performance in the first quarter of 2022

The Corporation is pleased to report continued improvement in revenue and performance during the three months ended March 31, 2022. The Corporation has continued to deliver against its strategic objectives which are resulting in revenue diversification and geographic expansion and are accelerating growth.

Revenue

The Corporation’s revenue1 for the period ended March 31, 2022 increased from the same period in the previous year by 36.4% to EUR 19.4m (Q1 2021: EUR 14.2m) and up 22.9% from previous quarter (Q4 2021: EUR 15.8m) with the underlying business revenue (excluding Wild Streak) was up 27.8% compared to the same period in the previous year, continuing the solid quarterly growth momentum since Q1 2019. Wild Streak revenue for the period was EUR 1.2m (Q1 2021: Nil). The Group’s positive year-over-year revenue growth was derived mainly from organic growth from its existing customer base, the onboarding of new strategic customers in various jurisdictions and a strong revenue performance from the acquisition of Wild Streak in June 2021.

The Corporation’s revenue growth was mainly derived from the games and content segment which amounted to EUR 13.9m (Q1 2021: EUR 12.2m) and accounted for 71.6% (Q1 2021: 85.6%) of total revenues, as demand for the Group’s unique games and content continues to grow. The Corporation’s growth has been underpinned by continued investment and innovation in its technology and product offering. These investments were pivotal to the performance of the PAM and managed services throughout the period including the Oryx Hub, data analytic tools and customer engagement platform, demonstrating the Corporation’s potential to further leverage its technology to accelerate growth.

The management is pleased with the growth in gameplay, unique player numbers and the overall level of customer engagement. Total wagering generated via games and content offered by Oryx and Wild Streak in the period was up by 0.8% from the same period in the previous year to EUR 3.8 billion (Q1 2021: EUR 3.8 billion) with 23.2% growth from the previous quarter (Q4 2021: EUR 3.1 billion). Excluding Wild Streak, the total wagering decreased by 22.1% as the new regulatory changes in the German market had a direct effect on end users’ total gameplay.

The number of unique players2 using Oryx games and content decreased by 17.6% to 2.0m (Q1 2021: 2.4m) but increased by 4.3% from previous quarter (Q4 2021: 1.9m). The decrease of unique players from the previous year is a direct result of the reduction in the revenue and level of activity from German customers due to the new gameplay and tax regulations introduced on July 1, 2021.

1 Revenue includes group share in Game and content, platform fees and management and turnkey solutions

2 Unique players individuals who made a real money bet at least once during the period

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Gross profit increased compared to the same period in the previous year by 50.7% to EUR 10.0m (Q1 2021: EUR 6.6m) with gross margins increasing by 4.9% to 51.8% (Q1 2021: 46.8%). This improvement is primarily due to a higher proportion of revenue derived from our iGaming platform and managed services and an increase in Wild Streak games and content revenue which has no cost of sales compared to third party games and content which have associated third party costs.

Selling, general and administrative expenses increased from the same period in the previous year by 43.8% to EUR 10.3m (Q1 2021: EUR 7.2m) amounting to 53.1% of total revenue (Q1 2021: 50.4%). The increase is in line with the Corporation’s growth strategy, as the Corporation builds the foundation as a scalable and innovative vertically integrated iGaming content and technology provider in the iGaming industry. Main changes in the quarter were driven by the following:

A.	Salaries and subcontractors increased by 51.0% to EUR 4.0m (Q1 2021: EUR 2.6m) as the Corporation continued to invest in expanding its technology and product offering by enhancing the software development and product teams. Additionally, the Corporation expanded its commercial, legal, compliance and executive teams to accelerate expansion into new markets and to adjust to new regulatory requirements.

B.	Share based compensation costs decreased by 0.7% to EUR 1.3m (Q1 2021: EUR 1.3m) and relates to the share-based incentive plan awards granted to senior management in Q1 2022 and composed of DSUs, RSUs and share options.

Total employee costs (including share-based compensation charge) increased by 33.8% to EUR 5.3m (Q1 2021: EUR 3.9m) mainly due to an increased headcount in technology, product and senior management teams, increased overhead costs and share based compensation costs.

C.	IT hosting cost increased by 15.8% to EUR 0.4m (Q1 2021: EUR 0.4m) mainly due to increase in gaming activity and costs of servers in line with the revenue growth.

D.	Professional fees increased by EUR 0.4m to EUR 0.9m (Q1 2021: EUR 0.5m). This is due to an increase in legal and regulatory fees as part of the licensing process in new markets such as the US and Canada, corporate costs to comply with quarterly reviews and additional filings as well as corporate governance requirements to support the Corporation trading on the TSX and Nasdaq.

E.	Corporate costs increased by EUR 0.3m to EUR 0.5m (Q1 2021: EUR 0.2m) as a result of the Corporation’s increased investment in corporate marketing and investor relations activities.

F.	Sales and marketing: increased by EUR 0.6m to EUR 0.7m (Q1 2021: EUR 0.1m) as a result of increased operational marketing to promote the games and content offering.

G.	Bad debt expense decreased by EUR 0.1m to EUR 0.1m (Q1 2021: EUR 0.2m) as a result of remeasurement of risk in the aging and liquidity of trade receivables.

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H.	Transaction and acquisition costs decreased by EUR 0.4m to EUR 0.2m (Q1 2021: EUR 0.6m) due to a reduction in costs relating to the deployment of the Corporation’s M&A strategy which includes legal, financial, tax and technical processes that took place in previous periods.

I.	Other operational costs amounted to EUR 0.6m (Q1 2021: EUR 0.4m) and relate predominantly to an increase in the premium in relation to the Corporation’s directors’ and officers’ insurance to EUR 0.2m (Q1 2021: EUR 0.1m).

Total net loss from continuing operations for the period amounted to EUR 0.7m (Q1 2021: EUR 1.1m) a decline predominantly driven by increased gross profit of EUR 3.4m in the period and reduction of the transactional costs of EUR 0.4m, partially offset by the incremental increase in total employee costs (including share based compensation) of EUR 1.3m, professional fees of EUR 0.4m, sales and marketing activities of EUR 0.6m, and depreciation and amortisation in the sum of EUR 0.7m.

The Corporation’s Adjusted EBITDA increased from the same period in the previous year by 26.2% to EUR 3.0m (Q1 2021: EUR 2.3m) with Adjusted EBITDA margins decreasing by 1.2% to 15.3% (Q1 2021: 16.5%) but with an improvement of 5.5% from the previous quarter (Q4 2021: 9.8%). The decrease in margin derives mainly as a result of scale and improvement in the product mix of iGaming and managed services, offset by the increased salaries and subcontractors costs as part of the Corporation’s strategy of investment in the expansion of its software development, product and senior management functions. A reconciliation between the current and prior year’s reported figures to Adjusted EBITDA is shown in Note 5.3.

Cash flows used in operating activities for the period ended March 31, 2022, amounted to EUR 3.8m (Q1 2021: EUR 2.9m). The increase was primarily due to improvement in the performance of the underlying business and in working capital movements.

Cash flows used in investing amounted to EUR 1.6m (Q1 2021: EUR 12.1m) a reduction from the previous period as investment activities were mainly attributable to deferred and contingent consideration payments of the Oryx cash earn-out in the value of EUR 11.5m. During the period the corporation continued its investment in intangible assets, mainly in software development costs, totalling EUR 1.2m (Q1 2021: EUR 0.6m) and investment in prepaid consideration for the Spin acquisition of EUR 0.4m (Q1 2021: Nil).

Cash flows used in financing activities amounted to EUR 0.1m (Q1 2021: cash flows from financing activities of EUR 12.0m), a reduction from the previous period which is predominantly related to the net proceeds from the exercise of warrants and broker warrants in the value of EUR 10.8m relating to the November 2020 public offering and EUR 1.3m relating to the private placement in which members of the Board and management participated.

Financial position

Cash and cash equivalents as of March 31, 2022, amounted to EUR 18.4m (December 31, 2021: EUR 16.0m), an increase of EUR 2.4m primarily due to improvement in the Corporation’s operational activities and improvement in working capital movements, offset by increases in investment activity relating to software development costs and prepaid consideration as part of the Spin Games acquisition.

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Trade and other receivables as of March 31, 2022, totalled EUR 9.2m (December 31, 2021: EUR 8.5m), an increase of EUR 0.8m, net of provision against expected credit losses of EUR 0.1m (Q1 2021: 0.2m).

Prepaid expenses and other assets as of March 31, 2022, increased by EUR 0.3m to EUR 2.8m (December 31, 2021: EUR 2.4m) predominantly due to increases in prepaid consideration as part of the Spin Games acquisition of EUR 0.4m, offset by EUR 0.2m in reduction of prepayments in relation to directors and officers’ insurance.

Trade payables and other liabilities as of March 31, 2022, increased by EUR 2.0m to EUR 16.4m (December 31, 2021: EUR 14.3m) as result of a EUR 2.3m increase in trade payables and accrued liabilities to EUR 16.2m (December 31, 2021: EUR 13.8m) offset by a decrease in sales tax payable of EUR 0.3m to EUR 0.1m (December 31, 2021: EUR 0.4m).

Other

(1)	Share Capital: As of March 31, 2022, the number of issued and outstanding shares was 20,053,579 (December 31, 2021: 19,956,034), the number of outstanding awards from equity incentive plans was 2,590,853 (December 31, 2021: 2,298,247), and the number of outstanding warrants was 16,886 (December 31, 2021: 16,886).

(2)	Employees: as of March 31, 2022, the Corporation employed 320 employees (December 31, 2021: 286) across Slovenia, UK, Malta, USA and Canada.

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Strategic progress

The Corporation’s vision is to become a leading vertically integrated gaming content and technology provider in the iGaming industry. It aims to achieve this as an iGaming platform and full turnkey solution provider and distributor and provider of online casino games via its in-house studios and via third party content providers, capturing an increasing proportion of the online gaming value chain. It plans to meet these objectives through the following:

1. Focus on Core Business Growth:

The Corporation intends to continue growing its core business by both adding new customers and expanding within its existing customer base alongside its customers as they increase their player base through organic growth and entering new jurisdictions.

The Corporation aims to gain new customers and support existing customers by continuing to innovate and allocating resources to drive superior player engagement to provide its customers a competitive advantage. This involves developing and securing exclusive premium content coupled with a focus on developing its platform, data analytics and player engagement tools designed to increase the return on investment for Bragg’s customers.

The Corporation’s modern and proprietary technology was developed in-house, with the goal of enhancing the player experience, quickly and seamlessly integrating with customer operations to give immediate access to products and collecting and responding to real time data. The Corporation’s player engagement and data analytics tools are provided alongside its Oryx Hub distribution platform, and work across titles from any game supplier, whether the content is proprietary, exclusive, or licensed and aggregated from third parties.

During the first quarter of 2022, the Corporation launched six new online casino games on its own RGS, including two from its new proprietary studio, Atomic Slot Lab. In addition, it launched two proprietary Wild Streak slot titles via its partners, and 450 unique titles from third party studios on its aggregation platform, taking the total unique online games titles available via the Oryx Hub distribution platform to 5,862 as of March 31, 2022.

The Corporation continued to expand its operations in existing markets during the quarter, with the launch of new customers of Oryx Hub content in the United Kingdom with SkillOnNet (January 7, 2022), in Switzerland with Interlaken Casino (January 18, 2022) and in Spain with 888casino (March 7, 2022).

For the three months ended March 31, 2022, customer concentration from the top 10 customers was 75.2% of total revenues, up by 12.8% compared to 62.4% of total revenues for the same period in the previous year. As of March 31, 2022, the Corporation’s total customer base was 146 customers (Q1 2021: 114), where a customer is a company or group of companies with one or more online casino operating licenses and one or more active online casino brands.

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2. Develop Games through Owned Studios:

The Corporation is focused on developing more proprietary casino content, which the Corporation believes offers significant Adjusted EBITDA margin expansion opportunities by capturing a greater share of revenue generated from games. The Corporation aims to capture between 90% to 100% of the revenue from proprietary games, compared to historically capturing approximately only 30% to 35% of revenue from the distribution of exclusive and non-exclusive third-party games.

Leveraging its many years of experience in game development and its proprietary player engagement tools, the Corporation aims to design its games to produce an enhanced player experience and increase the life-time-value of players.

The Corporation’s access to data through in-game performance monitoring features also allows it to create and adjust products to better serve players’ continuously shifting preferences. The Corporation is then able to distribute new and improved content to all operators on its network.

In line with this strategy, during the first quarter of 2022, the Corporation launched its first two slot titles from its new proprietary studio, Atomic Slot Lab: Egyptian Magic on January 27 and Fairy Dust on March 31. In addition, during the quarter, it launched two proprietary Wild Streak slot titles via its partners.

As well as delivering on the Corporation’s strategy to capture a greater share of revenue generated from the games it releases, the two Atomic Slot Lab games have been all time top-ten all time performers from among over 270 exclusive online slots games built on the Oryx RGS. During the quarter, a new game was also developed by the Corporation’s proprietary Oryx Gaming studio and is slated for release in the second quarter of 2022.

3. Focus on M&A and Other Strategic Transactions:

The Corporation announced its planned acquisition of Spin Games, a U.S. based online casino games and technology company, in the second quarter of 2021. In advance of the closing of the transaction – now expected in the second quarter of 2022 – the Corporation has advanced the technical integration between its Oryx Hub distribution platform and Spin’s RGS. The integration prepares the Corporation for a roll-out of its content portfolio to Spin’s customers – including operators such as DraftKings, BetMGM, FanDuel and Golden Nugget – in licensed U.S. markets such as New Jersey, Pennsylvania, Michigan and Connecticut.

The Corporation also intends to continue to grow through non-core business initiatives including through M&A and other strategic transactions. The Corporation will continue to explore and consider various strategic acquisitions, investments, joint ventures, partnerships, and other commercial initiatives. It is expected that as part of the consideration for any such transactions, the Corporation may, subject to any customary approvals, issue additional shares or other securities in the capital of the Corporation.

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4. Expand to New Markets:

The Corporation continues to follow a strategy of growth through expansion into new markets. During the first quarter of 2022, the Corporation entered the Czech Republic market for first time with SYNOT Group and obtained a license to supply its products and services in the Bahamian market and launched its content with the market leading operator in the Bahamas, Island Luck, on March 29, 2022.

In addition, during the first quarter of 2022 the Corporation obtained a license to supply its products and services in Ontario, Canada, from the date of the launch of the newly regulated market on April 4, 2022. In Europe, the Corporation signed an agreement with leading Italian online casino content distributer Microgame in preparation for launch in Italy, Europe’s second largest regulated iGaming market, expected later this year.

As other geographies continue to adopt regulations in favour of online gaming, the Corporation believes it is well-positioned to expand into new markets. Bragg’s geographic growth strategy is driven by regulatory approvals and the subsequent creation of a new market. Markets where growth opportunities have been identified include the United States, Canada, Italy and Latin America. Within Europe, the Corporation’s goal is to further diversify across the region and increase market share through strategic partnerships with suppliers and operators and through acquisitions.

5. Expanding offering by introducing exclusive content:

The Corporation expects to expand its offering of premium exclusive third-party content. Through new investments and partnerships with more studios, it intends to increase distribution of premium and localized content. It anticipates that these exclusive deals as well as original content will allow the Corporation to create bespoke content adjustable to the markets in which it currently operates or plans to enter.

The Corporation released six new exclusive games during the first quarter of 2022, including two from its proprietary Atomic Slot Lab studio and four from third-party studios. During the first quarter, the Corporation announced a content licensing deal with innovative Malta-based casino content studio Blue Guru, further expanding its exclusive content portfolio.

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Updates in various local markets

•	In March 2022, the Corporation received a Gaming-Related Supplier license from the AGCO, the regulatory body in Ontario, Canada. The license enabled the Corporation to supply its platform, content and services in the territory when the market opened on April 4, 2022.

•	The Corporation continued its content roll-out in the United Kingdom in the first quarter, launching with SkillOnNet on January 7, 2022.

•	In February 2022, the Corporation announced its market entry to the Czech Republic, taking its content live with the SYNOT Group in the territory.

•	During the quarter the Corporation certified its PAM for the Czech Republic market, in preparation for its launch with Merkur in the territory as announced on November 5, 2021 and expected to launch before the end of 2022.

•	The Corporation is in the process of certifying content which will allow it to supply customers in the Italian market.

•	During the quarter, the Corporation announced a deal to release content in the Italian market via leading online casino supplier Microgame, marking its first commercial agreement with an Italian-facing customer.

•	The Corporation has applied for a gaming supplier license in New Jersey, Pennsylvania, Michigan and Connecticut, and has already certified content in Michigan, Pennsylvania and Connecticut, with certification for the market of New Jersey market underway.

•	In March 2022, the Corporation announced it had obtained a license to supply its technology, content and services in the Bahamas, and it launched its content in the territory with market-leading operator Island Luck.

•	The Corporation has applied for a supplier license in Belgium.

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Outlook

The Corporation continues to invest in new and proprietary content, invest in its leading technology and grow and diversify its global footprint by entering into new markets in Europe and in North America and by winning new customers in new jurisdictions. Reflecting the continued progress being achieved with these and other strategic initiatives, the Corporation expects to be able to grow its Total Addressable Market (“TAM”) of approximately USD $13.5 billion in Q1 2022 to a TAM of approximately USD $21.5 billion by the end of 2022.

The Corporation also expects to increase its output of games designed and produced by its in-house studios. In early 2022 it launched its two titles from its brand-new Atomic Slot Lab studio, and it will continue to release games from this studio throughout the year. It will also further increase its output of slots titles from its Oryx Gaming studio during 2022, will continue to release titles with Wild Streak Gaming, and during the second quarter of 2022 it expects to close the transaction for Spin Games, bringing an expected total of four in-house gaming studios under the Corporation’s ownership. The increased proportion of in-house games released is expected to benefit the Corporation’s gross profit margin profile. The Corporation also expects to expand its portfolio of exclusive games built by third-party studios, signing licensing agreements with Las Vegas-based Bluberi in November 2021 and with Malta-based Blue Guru in February 2022.

The Corporation’s North American (U.S. and Canada) market expansion is progressing according to plan and in August 2021, the Corporation listed its shares on the Nasdaq. The Corporation derives the majority of its revenue from online casino gaming. Management continues to monitor the effects COVID-19 on the Corporation’s performance and will amend its outlook as, and if, it deems necessary.

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5.	FINANCIAL RESULTS

5.1	Basis of financial discussion

The financial information presented below has been prepared to examine the results of operations from continuing activities. During the year ended December 31, 2019, the Corporation decided to discontinue its online media business unit. As such, the performance of the online media division has been excluded.

The presentation currency of the Corporation is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, and British pound sterling due to primary location of individual entities within our corporate group. The presentation currency of the Euro has been selected as it best represents the majority of the Corporation’s economic inflows, outflows as well as its assets and liabilities.

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5.2	Selected interim information

The following is selected financial data of the Corporation for the three months ended March 31, 2022 and 2021.

The primary non-IFRS financial measure which the Corporation uses is Adjusted EBITDA3. When internally analyzing underlying operating performance, management excludes certain items from EBITDA (earnings before interest, tax, depreciation, and amortization).

	Three Months Ended	Three Months Ended
	March 31,	March 31,
EUR 000	2022	2021
Revenue	19,360	14,196
Net Loss from continuing operations	(720)	(1,074)
EBITDA	1,348	337
Adjusted EBITDA	2,955	2,342

Basic and diluted loss per share
- continuing operations	(0.04)	(0.06)

	As at	As at
	March 31,	December 31,
	2022	2021
Total assets	86,914	83,390
Total non-current financial liabilities	424	451

Dividends paid	nil	nil

As at March 31, 2022 and December 31, 2021, non-current financial liabilities consist of lease obligations on right of use assets in relation to office leases and long-term employee benefits.

With the exception of EBITDA and Adjusted EBITDA, the financial data has been prepared to conform with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These accounting principles have been applied consistently across for all reporting periods presented.

3 Adjusted EBITDA excludes income or expenses that relate to exceptional items and non-cash share-based charges and includes deductions for lease expenses that are recognized as part of depreciation and finance charges under IFRS 16.

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5.3	Other financial information

To supplement its March 31, 2022 interim financial statements presented in accordance with IAS 34, the Corporation considers certain financial measures that are not prepared in accordance with IFRS. The Corporation uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Corporation believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Corporation also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.

A reconciliation of operating loss to EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended March 31,
EUR 000	2022	2021
Operating loss	(228)	(499)
Depreciation and amortization	1,576	836

EBITDA	1,348	337
Depreciation of right-of-use assets	(41)	(38)
Lease interest expense	(4)	(5)
Share based compensation	1,300	1,309
Transaction and acquisition costs	200	563
Exceptional costs	152	176

Adjusted EBITDA	2,955	2,342

Exceptional costs include one-time costs for the Corporation, of which EUR 0.1m is in relation to legal and professional fees and other non-recurring regulatory and legal matters (Q1 2021: EUR 0.1m).

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5.4	Selected financial information

Selected financial information is as follows:

	Three Months Ended March 31,
EUR 000	2022	2021
Revenue	19,360	14,196
Operating loss	(228)	(499)
EBITDA	1,348	337
Adjusted EBITDA	2,955	2,342

	As at	As at
	March 31,	December 31,
	2022	2021
Total assets	86,914	83,390
Total liabilities	19,554	17,195

TRADE AND OTHER RECEIVABLES

	As at	As at
	March 31,	December 31,
EUR 000	2022	2021
Less than one month	9,405	8,717
Between two and three months	614	747
Greater than three months	1,733	1,405

	11,752	10,869
Provision for expected credit losses	(2,519)	(2,415)

Trade and other receivables	9,233	8,454

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TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	March 31,	December 31,
EUR 000	2022	2021
Trade payables	1,897	1,464
Accrued liabilities	14,332	12,380
Sales tax payable	96	444
Other liabilities	55	69

Trade payables and other liabilities	16,380	14,357

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5.5	Summary of quarterly results

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Corporation.

	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22
	2020			2021				2022
EUR 000	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Revenue	12,145	11,714	13,778	14,196	15,491	12,874	15,758	19,360
Operating income (loss)	762	(2,282)	(5,296)	(499)	(1,825)	(2,276)	(1,902)	(228)
EBITDA	1,429	(1,533)	(4,623)	337	(774)	(943)	(325)	1,348
Adjusted EBITDA	1,751	1,834	1,259	2,342	1,900	1,418	1,538	2,955
Loss per share (EUR)
- Basic and diluted	(0.08)	(0.39)	(0.52)	(0.06)	(0.12)	(0.12)	(0.08)	(0.04)

5.6	Liquidity and capital resources

The Corporation’s principal source of liquidity is its cash generated from operations. Currently available funds consist primarily of cash on deposit with banks. The Corporation calculates its working capital requirements from continuing operations as follows:

	As at	As at
	March 31,	December 31,
EUR 000	2022	2021
Cash and cash equivalents	18,412	16,006
Trade and other receivables	9,233	8,454
Prepaid expenses and other assets	2,763	2,442
Consideration receivable	2	56
Current liabilities excluding deferred and contingent consideration	(17,759)	(15,317)

Net current assets from continuing operations	12,651	11,641

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The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Corporation as at March 31, 2022 are below:

	2022	2023	2024	2025	Thereafter	Total
Trade payables and other liabilities	16,380	-	-	-	-	16,380
Lease obligations on right of use assets	187	169	157	157	-	670
Other non-current liabilities	-	1	1	1	236	239
	16,567	170	158	158	236	17,289

MARKET RISK

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Corporation’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Corporation’s customers thereby potentially negatively affecting the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

LIQUIDITY RISK

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

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5.7	Cash flow summary

The cash flow from continuing operations may be summarized as follows:

	Three Months Ended March 31,
EUR 000	2022	2021
Operating activities	3,803	2,930
Investing activities	(1,550)	(12,117)
Financing activities	(98)	12,030
Effect of foreign exchange	251	1,167

Net cash flow from continuing operations	2,406	4,010

Cash flows used in investing activities is primarily due to additions to intangible assets of EUR 1.2m (three months ended March 31, 2021: EUR 0.6m), and prepaid consideration in relation to the acquisition of Spin of EUR 0.4m (three months ended March 31, 2021: Nil). Cash flows used in investing activities in the comparative period relate to the final settlement of the Oryx earn out on January 18, 2021, of EUR 11.5m.

	Three Months Ended March 31,
EUR 000	2022	2021
Purchases of property and equipment	(80)	(15)
Additions in intangible assets	(1,207)	(581)
Proceeds from sale of discontinued operations	91	-
Prepaid consideration	(354)	-
Deferred and contingent consideration payments	-	(11,521)

Cash flows used in investing activities	(1,550)	(12,117)

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Cash flows from financing activities in the comparative period consist of net proceeds from the exercise of warrants and broker warrants issued as part of the November 2020 equity raise of EUR 10.8m, and EUR 1.3m of net proceeds from shares issued to directors and officers of the Corporation in connection with a private placement.

	Three Months Ended March 31,
EUR 000	2022	2021
Proceeds from exercise of warrants and broker warrants	-	10,817
Proceeds from exercise of stock options	1	-
Proceeds from shares issued upon private placement, net of issuance costs	-	1,310
Repayment of lease liability	(32)	(29)
Interest income	5	15
Interest and financing fees	(72)	(83)

Cash flows (used in) from financing activities	(98)	12,030

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6	TRANSACTIONS BETWEEN RELATED PARTIES

The Corporation’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Corporation and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

Key Management Personnel

The Corporation’s key management personnel are comprised of members of the Board and the executive team which consists of the Interim Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”), Chief Financial Officer (“CFO”), Chief Strategy Officer (“CSO”) and Chief Technology Officer (“CTO”). Three key management employees are also shareholders in the Corporation. Transactions and balances between the Corporation and its key management personnel are as follows:

Interim Unaudited Condensed Consolidated Statements of Loss and Comprehensive Income (Loss)

•	Revenues for the three months ended March 31, 2022, to a shareholder of the Corporation totalled EUR 24 (three months ended March 31, 2021: EUR 21).

•	Total compensation for salaries, director fees, share-based compensation, and short-term employee benefits of key management personnel of the Corporation for the three months ended March 31, 2022, totalled EUR 1,305 (three months ended March 31, 2021: EUR 1,668).

•	Total compensation for salaries and short-term employee benefits of vendors of the sale of Wild Streak and subsequently employees of the Corporation for the three months ended March 31, 2022, totalled EUR 122 (three months ended March 31, 2021: EUR nil).

•	Interest expense on deferred and contingent consideration payable to the former Managing Director of Oryx for the three months ended March 31, 2022, totalled EUR nil (three months ended March 31, 2021: EUR 52).

•	During the three months ended March 31, 2022, legal fees of EUR nil payable to the former Managing Director of Oryx in relation to the Oryx earn-out was recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss) (three months ended March 31, 2021: EUR 25).

•	During the three months ended March 31, 2022, professional fees of EUR 10 payable to a related businesses of a member of the Board of the Corporation was recognized in the consolidated statements of loss and comprehensive income (loss) (three months ended March 31, 2021: EUR nil).

Interim Unaudited Condensed Consolidated Statements of Financial Position

•	As at March 31, 2022, EUR 37 of trade and other receivables was receivable from the former Managing Director of Oryx and other shareholders (December 31, 2021: EUR 47).

•	As at March 31, 2022, EUR 67 of prepaid expenses and other assets was receivable from a related business of a non-executive director of the Corporation (December 31, 2021: EUR 62).

•	As at March 31, 2022, EUR 378 of trade payables and other liabilities was due to the Corporation’s key management personnel (December 31, 2021: EUR 1,924).

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•	As at March 31, 2022, EUR 72 of trade payables and other liabilities was due to the vendors of the sale of Wild Streak and subsequently employees of the Corporation (December 31, 2021: EUR 62).

Interim Unaudited Condensed Consolidated Statements of Changes in Equity

•	During the three months ended March 31, 2022, EUR nil, of share capital (three months ended March 31, 2021: EUR 22,000) was issued to the former Managing Director of Oryx upon completion of the earn-out. A corresponding decrease in shares to be issued was recognized in the interim unaudited condensed consolidated statements of changes in equity.

•	During the three months ended March 31, 2022, EUR 13,746 of shares to be issued (three months ended March 31, 2021: EUR nil) to the vendors for the sale of Wild Streak and subsequently employees of the Corporation was recognized in the interim unaudited condensed consolidated statements of changes in equity.

•	During the three months ended March 31, 2022, EUR nil of additional share capital was recognized in the interim unaudited condensed consolidated statements of changes in equity in relation to the private placement by key management personnel of the Corporation (three months ended March 31, 2021: EUR 1,918).

•	During the three months ended March 31, 2022, EUR nil additional share capital, was recognized in the interim unaudited condensed consolidated statements of changes in equity for exercise of DSUs, RSUs and FSOs by key management personnel of the Corporation (three months ended March 31, 2021: EUR 267).

Interim Unaudited Condensed Consolidated Statements of Cash Flows

•	During the three months ended March 31, 2022, a total of EUR nil in payments were made to the former Managing Director of Oryx for deferred consideration (three months ended March 31, 2021: EUR 11,521).

•	During the three months ended March 31, 2022, a total of EUR nil in payments were made to the former Managing Director of Oryx for interest on deferred and contingent consideration payable (three months ended March 31, 2021: EUR 140).

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7	DISCLOSURE OF OUTSTANDING SHARE DATA

The number of equity-based instruments granted or issued may be summarized as follows:

	March 31,	May 11,
	2022	2022
Common Shares	20,053,579	20,053,579
Broker Warrants	16,886	16,886
Fixed Stock Options	2,000,953	2,000,953
Restricted Share Units	315,000	315,000
Deferred Share Units	274,900	274,900

	22,661,318	22,661,318

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8	SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of the interim unaudited condensed consolidated financial statements requires management to make estimates and judgments in applying the Corporation’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Within the context of the interim unaudited condensed interim unaudited condensed consolidated financial statements, a judgment is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the interim unaudited condensed consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances.

Management continually evaluates the estimates and judgments it uses.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Corporation believes could have the most significant impact on the amounts recognized in the interim unaudited condensed consolidated financial statements.

Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill)

-      Judgments made in relation to accounting policies applied

Management is required to use judgment in determining the grouping of assets to identify their cash generating units (“CGUs”) for the purposes of testing property and equipment, intangible assets and right-of-use assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment.

The Corporation has determined that Oryx Gaming and Wild Streak are two separate CGUs for the purposes of property and equipment, intangible assets and right-of-use asset impairment testing. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

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-      Key sources of estimation

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Corporation determines fair value less costs to sell using such estimates as market rental rates for comparable properties, recoverable operating costs for leases with tenants, non-recoverable operating costs, discount rates, capitalization rates and terminal capitalization rates. The Corporation determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Impairment of accounts receivable

In each stage of the expected credit loss (“ECL”) impairment model, impairment is determined based on the probability of default, loss given default, and expected exposures at default. The application of the ECL model requires management to apply the following significant judgments, assumptions, and estimations:

-	movement of impairment measurement between the three stages of the ECL model, based on the assessment of the increase in credit risks on accounts receivables. The assessment of changes in credit risks includes qualitative and quantitative factors of the accounts, such as historical credit loss experience and external credit scores,

-	thresholds for significant increase in credit risks based on changes in probability of default over the expected life of the instrument relative to initial recognition; and

-	forecasts of future economic conditions.

Leases

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. Management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds and past business practice and the length of time remaining before the option is exercisable. The periods covered by renewal options are only included in the lease term if management is reasonably certain to renew. Management considers reasonably certain to be a high threshold. Changes in the economic environment or changes in the office rental industry may impact management’s assessment of lease term, and any changes in management’s estimate of lease terms may have a material impact on the Corporation’s consolidated statements of financial position and consolidated statements of loss and comprehensive income (loss).

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-	Key sources of estimation

In determining the carrying amount of right-of-use assets and lease liabilities, the Corporation is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a base risk-free interest rate estimated by reference to the bond yield with an adjustment that reflects the Corporation’s credit rating, the security, lease term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change due to changes in the business and macroeconomic environment.

Warrants and share options

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the model used and the inputs therein to valuate the value of share option grants and issued warrants. Management considers all facts and circumstances for each grant issuance on an individual basis.

-	Key sources of estimation

In determining the fair value of warrants and share options, the Corporation is required to estimate the future volatility of the market value of the Corporation’s shares by reference to its historical volatility or comparable companies over the previous years, a risk-free interest rate estimated by reference to the Government of Canada bond yield, and a dividend yield of nil.

Long-term employee benefits obligations

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of severance pay upon retirement and awards for years of service that certain employees have earned in return for their service. A calculation is made for each employee taking into account the cost of severance pay upon retirement due under the contract of employment and the cost of all expected awards for years of service with the Corporation until retirement.

-	Key sources of estimation

In determining the present value of liabilities to certain employees, the Corporation performs actuarial calculations in accordance with IAS 19 Employee Benefits applying the Projected Unit Credit Method to measure obligations and costs. Various assumptions are applied including retirement age, mortality, average salary of an individual and growth in income in future years.

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9	CHANGES IN ACCOUNTING POLICY

There have been no changes in the Corporation’s accounting policies in any of the reporting periods discussed in this MD&A.

10	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Corporation’s internal control procedures, the Corporation’s Interim Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as at the date of this MD&A.

There have been no material changes in the Corporation’s internal control over financial reporting during the three months ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

DISCLOSURE CONTROLS AND PROCEDURES

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Corporation, including its consolidated subsidiaries, which is required to be disclosed by the Corporation in its filings or required to be submitted by the Corporation under securities legislation is recorded, processed and summarized and reported within specified time periods. The Corporation’s Interim Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Corporation’s disclosure controls and procedures as at the date of this MD&A, and have concluded that these controls and procedures were appropriately designed.

11	RISK FACTORS AND UNCERTAINTIES

Certain factors, listed below, may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A and the corresponding financial statements.

The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected.

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Limited operating history

The Corporation has a limited operational history. The Corporation has never paid dividends and has no present intention to pay dividends. The Corporation is subject to risks including uncertainty of revenues, markets and profitability and the need to obtain additional funding. The Corporation will be committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research. The Corporation's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development. Such risks include the evolving and unpredictable nature of the Corporation's business, the Corporation's ability to anticipate and adapt to a developing market and the ability to identify, attract and retain qualified personnel. There can be no assurance that the Corporation will be successful in doing what is necessary to address these risks.

Key personnel

The success of the Corporation may be dependent on the services of its senior management and consultants. The experience of these individuals may be a factor contributing to the Corporation's continued success and growth. The loss of one or more of its key employees or consultants could have a material adverse effect on the Corporation's operations and business prospects. In addition, the Corporation's future success will depend in large part on its ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. There can be no assurance that the Corporation will be successful in attracting and retaining such personnel and the failure to do so could have a material adverse effect on the Corporation's business, operating results, and financial condition.

Additional financing requirements

In order to accelerate the Corporation's ability to meet its growth objectives, it may need to raise additional funds from lenders and equity markets in the future. There can be no assurance that the Corporation will be able to raise additional capital on commercially reasonable terms to finance its growth objectives. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. If additional financing is raised by the issuance of Common Shares from the treasury of the Corporation, control of the Corporation may change, and shareholders may suffer additional dilution to current levels as a result of shares under option and broker warrants.

Competition

The Corporation may not be able to compete successfully against current and future competitors, and the competitive pressures the Corporation faces could harm its business and prospects. Broadly speaking, the market for gambling businesses and media companies is highly competitive. The level of competition is likely to increase as current competitors improve their product offerings and as new participants enter the market. Some of the Corporation's current and potential competitors have longer operating histories, larger customer bases, greater name and brand recognition and significantly greater financial, sales, marketing, technical and other resources than the Corporation. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with products the Corporation markets and distributes.

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New technologies and the expansion of existing technologies may also increase competitive pressures on the Corporation. Increased competition may result in reduced operating margins as well as loss of market share.

Management of growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its operating systems and systems of internal controls. The Corporation's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base.

The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations, and prospects. While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, the Corporation may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Corporation's personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Corporation will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Corporation will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Corporation's operations or that the Corporation will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

Absence of profits

The Corporation has not earned any profits to date and there is no assurance that it will earn any profits in the future, or that profitability, if achieved, will be sustained. A significant portion of the Corporation's financial resources will continue to be directed to the development of its products and to marketing activities. The success of the Corporation will ultimately depend on its ability to generate revenues such that the business development and marketing activities may be financed by revenues from operations instead of external financing. There is no assurance that future revenues will be sufficient to generate the required funds to continue such business development and marketing activities.

Conflicts of interest

Certain proposed directors and officers of the Corporation may become associated with other reporting issuers or other Companies which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Corporation are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Corporation, as the case may be. Certain of the directors have either other employment or other business or time restrictions placed on them and accordingly, these directors will only be able to devote part of their time to the affairs of the Corporation.

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12	ADDITIONAL INFORMATION

Additional information relating to the Corporation, including the Corporation’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR at www.sedar.com.

Press releases and other information are also available in the Investor section of the Corporation’s website at www.bragg.games.

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